

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2012

<u>Via Email</u>
Mr. Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Portland House
Stag Place
London, United Kingdom SW1E 5RS

     Re: **Global Ship Lease, Inc.**
                Form 20-F for the year ended December 31, 2011
                Filed April 13, 2012
                File No. 001-34153

Dear Mr. Webber:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Linda Cvrkel

                Linda Cvrkel
                Branch Chief